SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

X Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended January 31, 2000

____Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

MedPlus, Inc. 401(k) Plan

(Full title of the plan)

MEDPLUS, INC.

(Name of issuer of the securities held pursuant to the plan)

8805 Governor's Hill Drive, Suite 100 Cincinnati, OH 45249

(Address of principal executive offices)

MedPlus, Inc. 401(k) Plan

Financial Statements and Schedule

December 31, 2000 and 1999

With Independent Auditors' Report Thereon

MedPlus, Inc. 401(k) Plan

Table of Contents

		Page
Independent Auditors' Report		1
Statements of Assets Available for Plan Benefits - December 31, 2000 and 1999		2
Statements of Changes in Assets Available for Plan Benefits - for the years ended
	December 31, 2000 and 1999	3
Notes to Financial Statements		4
Schedule
1	Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2000	10

Independent Auditors' Report

The Trustees

MedPlus, Inc. 401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of the MedPlus, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the MedPlus, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2000 financial statements taken as a whole.

/s/ KPMG LLP

Cincinnati, Ohio

June 15, 2001

MedPlus, Inc. 401(k) Plan
Statements of Assets Available for Plan Benefits
Years ended December 31, 2000 and 1999

	2000	1999
Investments, at fair value:
Cash	$ 186,104	-
Interest-bearing cash	-	58,600
Mutual funds	1,606,248	1,903,005
Common stock-employer company	309,383	581,405
Participants loans	32,122	6,978
Total Investments	2,133,857	2,549,988

Receivables:
Participant contributions	-	9,393
Employer contributions	-	18,045
Total Receivables	-	27,438
Assets available for plan benefits, end of year	$ 2,133,857 =======	2,577,426 =======

See accompanying notes to financial statements.

MedPlus, Inc. 401(k) Plan
Statements of Changes in Assets Available for Plan Benefits
Years ended December 31, 2000 and 1999
	2000	1999
Contributions:
Employee	$ 474,041	422,604
Employer	-	18,045
Rollover contributions	116,160	7,196
Total contributions	590,201	447,845

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	(654,086)	959,893
Interest and dividends	21,008	18,008
Other	10,487	-
Total investment income (loss)	(622,591)	977,901
	(32,390)	1,425,746
Deductions from assets attributed to -
Benefit payments	411,179	488,438
Total deductions	411,179	488,438
Net increase (decrease) in plan assets	(443,569)	937,308

Assets available for plan benefits:
Beginning of year	2,577,426	1,640,118
End of year	$ 2,133,857 =======	2,577,426 =======
See accompanying notes to financial statements.

MedPlus, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2000 and 1999

(1) Description of Plan

The following description of the MedPlus, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all employees of MedPlus, Inc. (the Company) who have reached the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

A participant may make contributions to the Plan by authorizing a deferral of pretax annual compensation, as defined in the Plan, up to a maximum of 15%, subject to limitations of the Internal Revenue Code. The Company may provide a matching contribution equal to such percentage of the participants' contribution as determined by the employer in its discretion for each Plan year. An additional discretionary contribution may also be made by the Company.

Effective March 1, 2000, a participant may, by written notice to the Administrator, increase or decrease his or her before-tax contribution as of the first day of any calendar month. Any such increase or decrease shall be effective as of the first day of the calendar month following the date on which the written notice is given.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings and gains and losses of each investment fund are allocated among the accounts of all participants in each fund in the ratio each participant account bears to the total account balance. Participants have the ability to self-direct the investment of funds allocated to their accounts. Beginning January 1, 2000, transactional activity affecting the MedPlus Stock Fund was recorded on a per share basis.

(d) Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective January 1, 1999, the plan was amended to allow participants to become 25% vested in Company contributions after one year of service. Thereafter, participants become vested at a rate of 25% per year of service and become fully vested after four years of service.

MedPlus, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2000 and 1999

(e) Participant Loans

Participants may borrow from their accounts not less than $1,000 and not more than 50% of their vested balance, not to exceed $50,000, for the following hardships:

- Purchase of primary residence

- Foreclosure or eviction from primary residence

- College tuition for participant or dependents

- Medical expenses incurred from prolonged illness, disability, or death in immediate family.

A loan which is granted or renewed may not provide for a period of repayment beyond a participant's normal retirement date. The loans are secured by the balances in the participants' accounts and bear interest at 2% over the prime interest rate. Principal and interest amounts are paid ratably through payroll deductions.

(f) Payment of Benefits

Under the terms of the Plan, upon termination of employment a participant's account is distributed upon written request of the participant. A participant or participant's estate is entitled to receive 100% of the related account balance if termination results from reaching normal retirement age, death or permanent disability. Total benefit payments from the MedPlus, Inc. Common Stock Fund were $40,767 and $33,097, for the 2000 and 1999 Plan years, respectively.

(g) Forfeitures

Forfeitures of Company contributions by terminated participants are used to reduce Company contributions. As the Company did not make a contribution to the plan for the Plan year ended December 31, 2000, forfeitures of $5,587 were allocated to participants based on their percentage ownership of the assets available for plan benefits as of December 31, 2000.

(h) Investment Options

Upon enrollment in the Plan, a participant may direct employee deferred contributions to any of the following eight investment options:

- Money Market Fund

Funds are invested in a portfolio of fixed income securities, including U.S. Treasuries and related repurchase agreements and obligations of U.S. Government Agencies and Instrumentalities.

- Diversified Income Fund

Funds are invested in a portfolio of three fixed income sectors, which are comprised of U.S. Government securities, lower rated, high-yield debt securities, and international investments.

MedPlus, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2000 and 1999

- Balance Fund

Funds are invested in a portfolio of stocks and bonds.

- Investors Fund

Funds are invested primarily in quality, long-term growth stocks.

- Global Growth Fund

Funds are invested in a portfolio of common stocks traded in securities markets, located in foreign countries and in the United States.

- Vista Fund

Funds are invested in a portfolio of stocks of medium-sized growth companies.

- New Opportunities Fund

Funds are invested in dynamic, rapidly growing sectors of the economy.

- MedPlus, Inc. Common Stock Fund

Funds are invested in the Employer Company's common stock.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Investments

Investments in the money market account consist of an interest bearing cash account, which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges.

Purchases and sales of investments are recorded on a trade-date basis. Gains or losses on the sales of investments are calculated on the specific identification method.

(c) Expenses

All administrative and investment expenses incurred by the Plan in 2000 and 1999 have been paid by the Company.

MedPlus, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2000 and 1999

(d) Use of Estimates

The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

(e) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined that the impact of SFAS No. 133 on the Plan financial statements.

(3) Investments

Salomon Smith Barney serves as custodian for the Plan. In this capacity, the custodian is to receive and invest the contributions made by the participants and the employer, the interest, dividends, and other income earned on investments and to pay benefits and expenses as provided by the Plan.

The following table presents the fair values of investments at December 31, 2000 and 1999 that represent five percent or more of the Plan's assets:

	2000	1999
Cash	$186,104	---
Putnam Balance Fund	129,468	173,312
Putnam Investors Fund	333,370	486,195
Putnam Vista Fund	338,530	282,214
Putnam Global Growth Fund	229,800	241,493
Putnam New Opportunities Fund	517,411	664,816
MedPlus, Inc. Common Stock Fund	309,383	581,405

During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	2000	1999

Mutual funds	$(351,744)	563,641
Common stock-employer company	(302,342)	396,252

Net change in fair value	$(654,086) =======	959,893 ======

MedPlus, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2000 and 1999

(4) Contributions

For the Plan year ended December 31, 2000, the Company did not make a matching contribution to the Plan. At December 31, 1999, employer contributions receivable consisted of the matching contribution, net of forfeitures of $18,242. The Company elected to make the contributions in MedPlus, Inc. common stock. The Company did not elect to make the additional discretionary contributions for the 2000 and 1999 Plan years. Total contributions to the MedPlus, Inc. Common Stock Fund were $64,134 and $71,399 for the 2000 and 1999 Plan years, respectively.

(5) Plan Termination

Although it is currently not the Company's intent, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Tax Status

The Internal Revenue Service issued its latest determination letter on January 26, 2000, which stated that the Plan and its underlying trust, as then designed, qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income tax. The Plan has been amended since receiving the determination letter. In the opinion of the Plan trustee and the Company, the Plan and its underlying trust is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(7) Related Party Transactions

For the Plan year ended 1999, the assets of the plans of MedPlus, Inc. and DiaLogos, Inc., a majority owned subsidiary of the Company, were held by the custodian in one trust to minimize administrative costs and streamline operational efficiencies for each plan. The plan administrator maintained separate records for each of the Plans. In March 2000, the Company divested its majority interest in DiaLogos. As a result, the DiaLogos Plan assets totaling approximately $118,000 were transferred from the trust in 2000. This transaction did not have any effect on the assets of the Plan.

Certain Plan investments are shares of a money market fund manged by Solomon Smith Barney and shares of MedPlus, Inc. common stock. Solomon Smith Barney is the custodian of the Plan and MedPlus, Inc. is the sponsor of the Plan and, therefore these transactions qualify as related party transactions.

MedPlus, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2000 and 1999

(8) Subsequent Events

Effective January 1, 2001 the Plan changed its custodian from Salomon Smith Barney to Putnam Investments, Inc. Additionally, administration of the Plan, which was historically performed by a third party, will be performed by Putnam Investments, Inc. These changes were made to increase efficiencies and to provide Plan participants with better accessibility to Plan information.

Effective January 1, 2001, the MedPlus Stock fund is no longer an investment option for new contributions or fund transfers.

On April 25, 2001, MedPlus, Inc. and Quest Diagnostics Inc. executed a definative merger agreement, whereby Quest Diagnostics would acquire MedPlus, Inc. for $2.00 per share, the closing of which is contingent upon various items including obtaining majority shareholder approval of the transaction.

Schedule 1

MedPlus, Inc. 401(k) Plan
Schedule of Assets Held for Investment Purposes as End of Year
December 31, 2000

Current
Issuer	value
Investments, as fair value:

Cash	$ 186,104

Putnam Mutual Funds
Diversified Income Fund	57,669
Balance Fund	129,468
Investors Fund	333,370
Vista Fund	338,530
Global Growth Fund	229,800
New Opportunities Fund	517,411
Total Putnam Mutual Funds	1,606,248

* MedPlus, Inc. Common Stock	309,383
* Participant loans (rates of interest ranging from 10.5% to 11.5%)	32,122
Total investments	$ 2,133,857 ========
* Denotes party-in-interest.
See accompanying independent auditors' report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

MEDPLUS, INC.

401(k) PLAN

By: /s/ Daniel A. Silber Date: June 29, 2000
-------------------
Daniel A. Silber

By: /s/ Amy Seltz, Trustee Date: June 29, 2000
---------------------
Amy Seltz

Independent Auditors' Consent

The Trustees

MedPlus, Inc. 401(k) Plan:

We consent to incorporation by reference to the Registration Statement (No. 333-70099) on Form S-8 of MedPlus, Inc. of our report dated June 15, 2001, related to the statements of assets available for plan benefits of the MedPlus, Inc. 401(k) Plan as of December 31, 2000 and 1999, the related statements of changes in assets available for plan benefits for the years then ended and the supplemental schedule of assets held for investment purposes at end of year, which report appears in the December 31, 2000 annual report on Form 11-K of the MedPlus, Inc. 401(k) Plan.

/s/ KPMG LLP

Cincinnati, Ohio

June 29, 2001